# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INTEGRAL AD SCIENCE HOLDING CORP., CIK 0001842718
CUSIP: 45828L108
Title of class of securities: Common Stock, $0.001
Address of issuer's principal executive offices: 12 East 49th Street, 20th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 12/23/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-23-008288
Filed by CIK 0001451626

## Reporting persons
- Atlas Venture Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates VIII, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: INTEGRAL AD SCIENCE HOLDING CORP.
Address of issuer's principal executive offices: 12 East 49th Street, 20th Floor New York, NY, 10017

## Item 2. Person Filing
Name of person filing: This Statement is being filed on behalf of Atlas Venture Fund VIII, L.P. ("Atlas VIII"), Atlas Venture Associates VIII, L.P. ("AVA VIII LP"), the sole general partner of Atlas VIII, and Atlas Venture Associates VIII, Inc. ("AVA VIII INC"), the sole general partner of AVA VIII LP.
Address of principal business office or, if none, residence: The principal business address of each of Atlas VIII, AVA VIII LP, and AVA VIII INC is 56 Wareham Street, 3rd Flr, Boston, MA 02118.
Citizenship: Each of Atlas VIII, AVA VIII LP and AVA VIII INC is organized under the laws of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 23, 2025, none of the Reporting Persons may be deemed to beneficially own any shares of the Common Stock of the Issuer.
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Atlas Venture Fund VIII, L.P.: /s/ Frank Castellucci, General Counsel and Secretary of General Partner of General Partner (12/23/2025)
- Atlas Venture Associates VIII, L.P.: /s/ Frank Castellucci, General Counsel and Secretary of General Partner (12/23/2025)
- Atlas Venture Associates VIII, Inc.: /s/ Frank Castellucci, General Counsel and Secretary (12/23/2025)